FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of August, 2002

SUEZ
(translation of registrant's name into English)

16, rue de la Ville l'Evêque, 75008 Paris, France (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management's views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Paris, July 31, 2002

Press Release

Global businesses:
first half-year 2002 revenues up +9.1%

- **Global businesses revenues** : **+9.1% (EUR 22.1 billion)**
- **Organic growth** : **+4.1% (Energy: +4.3%, Water: +3.8%, Waste services: +3.2%)**
- **Revenues in Europe & North America (EUR 19.6 bn, 87% of total revenues)** : **+10.7%**

Total Group revenues to June 30, 2002 were EUR 22.5 billion, up 8.9% in comparison with June 2001.

For the three global businesses, the overall rise was 9.1%.

- **Organic Growth:** This reached 4.1% excluding energy trading and natural gas price variations. Comparative growth rates for the four quarters of 2001 were (7.8%, 4.1%, 4.2% and 6.5%, respectively). For the year 2001 as a whole, organic growth was 5.7%, while the first-quarter 2002 figure was 4.9%.
- **Growth through acquisitions:** +5.4% (EUR 1,119 million), relating to the Group's acquisitions during 2001 as well as during the first half of 2002; these were mainly in energy and industrial services : EUR 988 million.
- **Exchange rate fluctuations:** Net negative impact was EUR 469 million, or -2.3%. The main factor was the devaluation of the Argentine peso and the depreciation of the Brazilian real, which occasioned decrease in revenues of EUR 368 million and EUR 107 million respectively.
- **Natural gas prices:** The average fall in natural gas prices was 22.6%; this had a limited impact on operating margins.

Revenues in Europe and North America represent 87% of the total; up 10.7%.

Gérard Mestrallet comments: "This new increase in revenues demonstrates the Group's ability to capitalize on its commercial development in each of its three global businesses. This performance is achieved on top of a particularly favourable first-half 2001 and despite the crisis in Argentina and a less than encouraging economic environment."

During first-half 2001, the Group enjoyed a strong revenue increase (+27%), due in particular to growth through acquisitions and a rise in natural gas prices.

REVENUE CONTRIBUTION BY BUSINESS ACTIVITY

Gross change	Net change (1)	(in EUR millions)	6/30/02	% inter-national (2)	6/30/01	% inter-national
14.3%	4.3%	Energy	14,556.8	49.3%	12,735.1	44.9%
-2.2%	3.8%	Water	4,794.5	71.8%	4,902.8	74.2%
4.8%	3.2%	Waste services	2,789.0	60.6%	2,662.5	63.2%
9.1%	**4.0%**	**Global businesses**	**22,140.3**	**55.6%**	**20,300.4**	**54.4%**
-1.2%	7.2%	Communications	310.2	3.1%	314.0	1.6%
8.9%	**4.1%**	**GROUP TOTAL**	**22,450.5**	**54.9%**	**20,614.4**	**53.6%**

(1) On constant structural, accounting method, and exchange rate basis, excluding energy trading and natural gas price variations.
(2) Outside France and Belgium

GROUP REVENUE TREND BY BUSINESS

▪ ENERGY (Tractebel)

Overall, Energy revenues grew by 14.3% compared with the first half of 2001. Changes in Group structure contributed 8.3% to this growth, while exchange-rate fluctuations had a slight impact (–1%). Excluding energy trading and natural gas price variations, organic growth was +4.3%.

(in EUR millions)	June 30, 2002	June 30, 2001	*Gross change, %*
Electricity & Gas in Europe	7,927.2	7,244.7	*9.4%*
Electricity & Gas International	1,847.7	1,803.6	*2.4%*
Energy and Industrial Services	4,781.9	3,686.8	*29.7%*
	14,556.8	**12,735.1**	***14.3%***

1. **Revenues of Electricity & Gas in Europe** increased by 9.4%.

Electricity

- Sales to industrial customers rose by EUR 371 million (+41%). This growth is mainly accounted for by developments outside the Benelux, and by a transfer of revenues from public sector distribution to direct sales to industrial customers in Belgium, a direct result of deregulation. In Belgium, volumes sold to industrial customers rose by +20%.
- Public distribution of electricity was down by EUR 303 million (-18.5%). This fall is due to the previously mentioned transfer and to the effect of phased rates reductions applicable to the "non-eligible" customers.

Natural gas

- Public distribution sales by Electrabel and Distrigaz was down EUR 225 million (-25%) mainly due to the 19.5% fall in gas prices and to the relatively mild weather during winter time.
- sales to industrial customers were down EUR 92 million (-23%). Exports and sales under long-term contracts were EUR 88 million lower, mainly because of the fall in prices.

Energy trading operations in Europe totaled EUR 2.7 billion versus EUR 1.8 billion in the first half of 2001.

2. **Organic growth in Electricity and Gas International** maintained a high level (+16%), helped by the price adjustments allowed by the Brazilian regulatory authorities in the rationing regulations for 2001.

   The gross figure for growth was 2.4% because of unfavorable exchange-rate fluctuations and the fall in natural gas prices.

3. **The increase for Energy and Industrial Services,** organized as Tractebel Installation & Maintenance, Tractebel Energy Services and Tractebel Engineering, was 30%. This was essentially due to acquisitions: GTI (EUR 545 million), Axima Winterthur (EUR 372 million), and TREG and Restiani in Italy (EUR 119 million).

■ **WATER (Ondeo)**

Overall, organic growth of the Water business was 3.8%, though the gross figure is down 2.2% because of the devaluation of the Argentine peso.

(in EUR millions)	**June 30, 2002**	**June 30, 2001**	***Gross change, %***
Municipal services	3,299.8	3,393.9	-2.8%
Industry services	1,494.7	1,508.9	-0.9%
	4,794.5	**4,902.8**	***-2.2%***

1. **Municipal services were down slightly (-2.8%)** due to the impact of the Argentine devaluation. Stripping out this effect, business was up by 5.8%.

   - **In France**, the organic growth of Ondeo Services was 5.3%, thanks to continuing efforts to develop the wastewater treatment business, and to the Group's increased sales in the industrial market.
   - **Internationally**, organic growth was 5.1%, mainly accounted for by Chile and Spain. Due to the Argentine devaluation, total revenues fell by 9.2%. The Puerto Rico contract (approximately EUR 400 million revenues in a full year) will be making a contribution from July 1, 2002.
   - **Water Engineering** recorded organic growth of 14.9%, mainly due to major international projects by Ondeo Degrémont such as Gabal El Asfar in Egypt.

2. **Industrial Services** (Ondeo Nalco and Ondeo Industrial Solutions) recorded a slight fall in revenues (-0.9%), due to the industrial contraction in North America and the fall in the dollar. Nevertheless, growth from Q1 to Q2 was positive. Excluding the US, Ondeo Nalco's organic growth was +4.6%.

■ **WASTE SERVICES (SITA)**

Growth here was 4.8%, of which 3.2% was organic growth. Satisfactory performance was recorded in France, Spain, the Netherlands and northern Europe, with growth rates of 5% or above, while in the United Kingdom turnover was down.

(in EUR millions)	**June 30, 2002**	**June 30, 2001**	***Gross change, %***
France & Belgium	1,135.5	1,017.0	*11.6%*
Rest of Europe	1,393.4	1,410.0	*-1.2%*
Rest of the World	260.1	235.5	*10.5%*
	2,789.0	**2,662.5**	***4.8%***

■ **COMMUNICATIONS** (1)

Organic growth in the Communications sector reached +7.2%, a result of the increase in cable subscriber numbers (Noos) and an increase in M6 revenues.

(1) TPS is accounted for according to the equity method. Since 1 May 2001, Noos has been consolidated by the proportional method.

REVENUE BREAKDOWN BY GEOGRAPHIC ZONE

Geographic revenue breakdown, including energy trading, was as follows:

(in EUR millions)	June 30, 2002	June 30, 2001	Change
France	**4,772.2**	4,307.1	+10.8%
Belgium	**5,360.2**	5,256.0	+2.0%
France & Belgium subtotal	**10,132.4**	**9,563.1**	**+6.0%**
United Kingdom	**1,924.3**	2,460.6	-21.8%
Other European Union	**5,089.0**	3,087.0	+64.9%
Other European countries	**448.2**	355.8	+26.0%
North America	**1,986.4**	2,228.6	-10.9%
Europe and North America subtotal	***19,580.3***	***17,695.1***	***+10.7%***
South America	**1,421.6**	1,552.4	-8.4%
Asia and Oceania	**1,108.6**	1,049.1	+5.7%
Africa	**340.0**	317.8	+7.0%
TOTAL	**22,450.5**	**20,614.4**	**+8.9%**

The main changes in Group structure affecting revenue distribution by geographic zone concern the European Union: Spark, Axima Winterthur, GTI, TREG and Restiani.

Reduced revenues in North American zone is related to the fall in natural gas prices (Trigen and Tractebel LNG NA) and the dollar, while the lower figure for South America is related to the unfavorable changes in Argentine and Brazilian exchange rates.

The fall in UK sales is essentially due to a sharp fall in gas trading following very strong activity in this area during the first half of 2001.

REVENUE BREAKDOWN BY QUARTER

(in EUR millions)	1st qtr	2nd qtr	Cumulative
2001	10,546.4	10,068.0	20,614.4
2002	11,564.9	10,885.6	22,450.5
Change %	9.7%	8.1%	8.9%

SUEZ is one of the world's premier services groups, with a staff of 190,000 employees at work in 130 countries, serving industrial, individual, and municipal customers. SUEZ is a leading international player in each of its businesses: the world leader in water related services, the world leader in waste services outside the U.S., among the world's leading energy groups, and n°1 in energy services in Europe. It generated 2001 revenues of EUR 42.4 billion, 54.6% of which originated outside the Group's domestic markets of France and Belgium.

By virtue of its three global businesses, SUEZ is at the heart of environmental and sustainable development challenges. Its solutions meet the fundamental needs of the world's populations, helping to take up the challenge of sustainable development, which means to blend economic development, respect for the environment, and optimal use of natural resources.

The commitment of SUEZ to sustainable development is recognized both by major international institutions and NGOs as well as by business and financial actors. In 2001 SUEZ was the only French business specialized in industrial and municipal services to be included in the European markets' sustainable development indexes ASPI and DJSI STOXX, sponsored respectively by the Arèse SA and SAM Sustainable Asset Management rating agencies, in partnership with STOXX.

SUEZ is listed on Euronext Paris and Euronext Brussels, as well as on the Luxembourg, Zurich and New York Stock Exchanges. It is the only name from its sector represented on every major international index: CAC 40, Eurostoxx 50, FTSE Eurotop 100 and the MSI Europe (Morgan Stanley Index).

According to the World Investment Report 2001 (United Nations Conference on Trade and Development - UNCTAD), SUEZ is ranked 19th in the world among companies with the greatest international presence, and 2nd among French companies so listed.

<u>Disclaimer</u>

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management's current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the French Commission des Opérations de Bourse. The present forward-looking statements are offered as of the date of release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press contacts:
Anne Liontas: (331) 4006 6654
Antoine Lenoir: (331) 4006 6651

Financial analyst contacts:
Arnaud Erbin: (331) 4006 6489

For Belgium:
Guy Delicour: 00 322 507 02 77

This release is also available on Internet: http://www.suez.com

Paris, July 31st, 2001

SUEZ won about thirty major contracts since the beginning of the year

During the first half of 2002, SUEZ won about thirty major contracts in its three international core business areas, energy, water, and waste services.

Approximately half these contracts were signed with industrial customers such as Aventis, General Electric, INCO, Nortel Networks, Statoil, Shanghai Chemical Industrial Park (China), Proviron (Belgium).

The other half concerned such public authorities as the cities of Cork (Ireland), Rome, Panama, Puerto Rico, Halifax, Villefranche-sur-Saône.

The following were some of the most significant contracts signed since the beginning of the year:

Energy:

On May 16, Electrabel, Tractebel subsidiary (SUEZ energy division) and ACEA[1] sign in Rome a Memorandum of Understanding for the creation of a strategic joint venture in the field of energy. The scope of the joint venture is generation, and sales to eligible customers including related energy coordination and trading. The operation is subject to the approval of the competent antitrust authorities. The joint venture's corporate structure will consist of four companies: the holding company ("HoldCo"), a generation company ("GenCo") in charge of power generation and to which the existing Acea's generation assets will be transferred, a sales company ("SaleCo") in charge of sales to final customers and a trading company ("TradeCo"). The joint venture will become the vehicle for Acea's and Electrabel's development in the Italian market.

In New Caledonia, Elyo, Tractebel subsidiary (SUEZ energy division), has signed with INCO, the world's 2nd largest nickel producer, a 25-year contract for the design, construction, and operation of a 100 MW power plant. The plant will be the largest of its kind in New Caledonia and will generate total revenues of EUR 1.4 billion. The contract is one of the five largest industrial utilities management agreements ever signed by SUEZ.

---

[1] ACEA is one of the principal players in the Italian utilities sector, with activities concentrated in energy (the country's 2nd largest electricity distributor) and water where it is Italy's n° 1 operator.

Water:

Ondeo (SUEZ water division), has been chosen by the Shanghai Chemical Industrial Park (SCIP) in march 2002 as its partner for the new petrochemical industrial park of Shanghai. A joint venture has been formed between Sino French Water Development, a subsidiary of Ondeo and the Hong Kong based New World Group, and the Shanghai Chemical Industrial Park. Ondeo Industrial Solutions, a wholly-owned Ondeo subsidiary, will be responsible for designing, financing and managing water treatment installations and services for the park's industrial effluents. The contract duration is 50 years and is expected to generate revenue of over EUR 600 million.

Ondeo (SUEZ water division), with its North American subsidiary United Water, has been awarded a 10-year, $4 billion contract (an average of $400 million in annual revenues) for the operation and maintenance (O&M) of the water and wastewater services of the Commonwealth of Puerto Rico. The contract, awarded by the Puerto Rico Aqueduct and Sewer Authority (PRASA), is the largest O&M contract for water services ever awarded. This historic contract confirms Ondeo's leadership position in the North American market. The contract, which includes an extension provision, covers the production and distribution of drinking water for Puerto Rico's nearly 4 million residents, as well as the collection and treatment of wastewater for the entire island.

Ondeo, the water division of SUEZ, announced in May that it has reached an agreement in principle to design, build and operate three wastewater treatment plants and to design and build a wastewater collection system, treating wastewater for the 380,000 residents of Halifax, Nova Scotia in Canada. The agreement will include a 30-year partnership to operate and maintain the wastewater treatment plants. The total net present value of the entire project represents more than CAN $ 465 million (US $ 295 million) including capital expenditures of CAN $ 262 million (US $ 166 million) and is the largest project of its kind in scope and size in North America.

Waste services:

SITA, the waste services division of SUEZ, has been awarded in January the domestic waste (DW) and recyclables selective collection contract for the City of Brisbane, capital of the state of Queensland (north eastern Australia). Under this contract worth 95 million Euros over 8 years, SITA Australia will be providing services to 900 000 inhabitants as from July 1, 2002.

Press contact:
Antoine Lenoir: (331) 4006 6650

Financial analyst contact:
Arnaud Erbin: (331) 4006 6489

For Belgium:
Guy Dellicour: 00.322.507.02.77

This release is also available on Internet at: www.suez.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUEZ
(registrant)

Date : August 1, 2002

By: Senior Vice President – General Counsel
(Signature) *
/Philippe de MARGERIE/

* Print the name and title of the signing officer under his signature.